SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date: December 1, 2003

UBS AG
(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	[x]	Form 40-F	[ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	[ ]	No	[x]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INCORPORATION BY REFERENCE
SIGNATURES

     This Form 6-K consists of the Shareholders Letter and U.S. Earnings Release relating to the Third Quarter 2003, which appears immediately following this page.

Third Quarter 2003
11 November 2003

Dear Shareholders,

We are pleased to report our most profitable quarter in three years. We have benefited from recovering equity markets and improving sentiment while securing substantial competitive gains — demonstrated most visibly by the CHF 20 billion in net new assets that clients have brought to UBS in third quarter. At the same time, we have retained our cost discipline, pushing our pre-goodwill cost / income ratio to its lowest since PaineWebber became part of UBS. In particular, we were able to significantly reduce costs in our Swiss domestic and US wealth management businesses.

Net profit for the quarter was CHF 1,673 million (up 78% from third quarter 2002). Before goodwill, net profit was CHF 1,911 million, up 53% from a year earlier. All our businesses have increased profits and improved their cost / income ratios compared to third quarter 2002. This strong business performance, combined with our continued share buybacks, has helped us significantly improve shareholder returns, with pre-goodwill return on equity for the year close to 20%.
Our wealth management businesses around the world reported total net new money inflows of CHF 15.1 billion, the strongest result for over two years. Our European wealth management business again excelled with net new money inflows of CHF 2.8 billion and revenues up 57% from a year earlier. We also recorded strong inflows from Asian clients, and in the US we again outperformed most peers.
Operating income was up 6% from third quarter last year, particularly benefiting from improved fee and commission income. Corporate finance fees increased, reflecting a pick-up in corporate activity, but more importantly, our competitive gains. Asset-based and investment fund fees are benefiting from recovering equity market valuations. Our Investment Bank’s Fixed Income, Rates and Currencies business has grown substantially over the last year. Although results were slightly lower compared to the exceptionally strong first two quarters of the year, it was a very positive performance in view of the turbulent bond markets in third quarter. Compared to third quarter 2002, private equity writedowns have significantly fallen.
Costs remained under tight control and were cut in almost all categories. Operating expenses fell 6% compared to third quarter 2002. Accruals for performance-related compensation rose in line with higher revenues, but were offset by lower salary expenses, reflecting a 5% year on year decrease in headcount. Lean structures and careful management of resources have proven to be a crucial success factor during the recent downturn in the financial services industry. We will therefore continue to streamline our processes across the firm and closely monitor our staffing levels, keeping productivity levels competitively high.

The performance of our credit portfolio reflects the initial signs of global economic recovery. We realized a net recovery of CHF 26 million this quarter, compared to a net credit loss expense of CHF 95 million a year ago.

The progress of our organic growth drive continues. In Asia, for example, we were the first financial services firm to offer clients direct access to the Chinese domestic financial market. This strategy of organic growth has been boosted by a series of small acquisitions that expand the presence of our core businesses. For example, our recently announced acquisition of Merrill Lynch’s German private client business will significantly enhance our profile in the German market for wealthy individuals. It is a further step in our systematic effort to expand in our European target markets following the acquisition of Lloyds TSB’s French wealth management business earlier this summer. At the same time, our Investment Bank continues to invest in growth areas, most clearly evidenced by our acquisition of ABN AMRO’s US prime brokerage operations in September.

The success of a company is not only due to pure commercial factors, but also depends on the quality of governance and management. We were therefore pleased when ethos, a Swiss investment foundation, and the Cantonal Bank of Zurich confirmed the quality of our governance structures and financial disclosure in two separate studies released recently which rated us top among Swiss companies. Continuous strengthening of our leadership and clear succession planning are also key priorities for us. In that context, we were pleased to announce the reintroduction of the Chief Financial Officer role with the appointment of current Asia Pacific CEO Clive Standish to that post, effective 1 April 2004. On 1 January 2004, Mark B. Sutton will succeed Joseph J. Grano, Jr. as CEO of Wealth Management USA. We are also proposing that Stephan Haeringer, currently Deputy CEO, be elected to the Board of Directors at the next Annual General Meeting, and that Chief Credit Officer Marco Suter be proposed to the Board a year later, in 2005, to succeed retiring Vice Chairman Alberto Togni. We have also re-established the title of Chief Executive Officer.

The use of employee stock options has been broadly debated in recent times — it is a discussion that you as investors may have been following closely. We recently reviewed the use of options in our compensation schemes. Our conclusion is that the selective use of stock options as an element in our

Third Quarter 2003	11 November 2003

overall compensation strategy gives employees an appropriate long-term incentive to pursue sustainable share price appreciation. Consequently, we will continue to use options, but from 2004 onwards we will be granting them far more selectively than before. We will use them solely to encourage voluntary investments in UBS shares, or offer them as a targeted incentive to those who make key contributions to our long-term success.

Outlook – Throughout the year, market conditions have fluctuated, with trading opportunities shifting from one area to another. We have proven to be well positioned to capture those opportunities at the right times. Our diversified revenue mix, with its stable core of wealth and asset management income, has helped us contain market-driven volatility. Underlying these fluctuations, however, global economies and market conditions have been gradually improving. The stronger and more certain that recovery proves, the more positive the effect on our revenues.

Our successful track record in delivering consistently excellent results across different market challenges and environments gives us confidence that UBS will continue to offer first-class shareholder returns.

11 November 2003

UBS

Marcel Ospel	Peter Wuffli
Chairman	Chief Executive Officer

3Q03

UBS Share Performance

Shareholder returns

	Quarter ended			% change from		Year to date
	30.9.03	30.6.03	30.9.02	2Q03	3Q02	30.9.03	30.9.02

Basic EPS (CHF)
as reported [1]	1.52	1.44	0.79	6	92	4.00	2.98
before goodwill and adjusted for significant financial events [2]	1.73	1.65	1.04	5	66	4.64	3.65

RoE (%)
as reported [3]						16.9	11.8
before goodwill and adjusted for significant financial events [4]						19.5	14.6

Financial strength & ratings

As at	30.9.03	30.6.03	31.12.02

BIS Tier 1 capital ratio (%) [5]	11.5	12.0	11.3

Long-term ratings
Fitch, London	AA+	AAA	AAA
Moody’s, New York	Aa2	Aa2	Aa2
Standard & Poor’s, New York	AA+	AA+	AA+

Key income statement figures

	Quarter ended			% change from		Year to date
CHF million, except where indicated	30.9.03	30.6.03	30.9.02	2Q03	3Q02	30.9.03	30.9.02

Income statement key figures
Operating income	8,490	9,111	8,000	(7)	6	25,374	26,597
Operating expenses	6,353	6,788	6,788	(6)	(6)	19,318	21,801
Operating profit before tax	2,137	2,323	1,212	(8)	76	6,056	4,796
Net profit	1,673	1,639	942	2	78	4,526	3,636

Cost/income ratio (%) [6]	75.1	74.7	83.9			76.0	81.3

Earnings adjusted for significant financial events and pre-goodwill [7,8]
Operating income	8,490	8,950	8,000	(5)	6	25,213	26,442
Operating expenses	6,115	6,550	6,483	(7)	(6)	18,600	20,858
Operating profit before tax	2,375	2,400	1,517	(1)	57	6,613	5,584
Net profit	1,911	1,875	1,247	2	53	5,242	4,454

Cost/income ratio (%) [9]	72.2	73.4	80.1			73.6	78.2

Other key figures

CHF million, except where indicated				% change from
As at	30.9.03	30.6.03	31.12.02	30.6.03	31.12.02

Balance sheet key figures
Total assets	1,328,140	1,365,491	1,181,118	(3)	12
Shareholders’ equity	35,704	36,692	38,991	(3)	(8)

Market capitalization	84,440	88,219	79,448	(4)	6

Invested assets (CHF billion)	2,182	2,168	2,037	1	7

Headcount (full-time equivalents)
Switzerland	26,901	27,209	27,972	(1)	(4)
Europe (excluding Switzerland)	9,922	10,063	10,009	(1)	(1)
Americas	25,506	25,914	27,350	(2)	(7)
Asia/Pacific	3,824	3,787	3,730	1	3
Total	66,153	66,973	69,061	(1)	(4)

Footnotes: 1 Details of the EPS calculation can be found in the Third Quarter 2003 Report.    2 Net profit less the amortization of goodwill and other intangible assets and significant financial events (after tax) / weighted average shares outstanding.    3 Year to date annualized net profit / average shareholders’ equity less dividends.    4 Year to date annualized net profit less the amortization of goodwill and other intangible assets and significant financial events (after tax) / average shareholders’ equity less dividends.    5 Includes hybrid Tier 1 capital, please refer to the BIS capital and ratios table in the Third Quarter 2003 Report.    6 Operating expenses / operating income less credit loss expense or recovery.    7 Excludes the amortization of goodwill and other intangible assets.    8 Details of significant financial events can be found in the Third Quarter 2003 Report.    9 Operating expenses less the amortization of goodwill and other intangible assets and significant financial events / operating income less credit loss expense or recovery and significant financial events.

Throughout this document, 2002 segment results have been restated to reflect the transfer of the Private Banks & GAM to Corporate Center.

All financial information included in this document is unaudited, except for balance sheet information as at 31 December 2002, which is audited.

3Q03

UBS Income Statement

	Quarter ended			% change from		Year to date
CHF million, except per share data	30.9.03	30.6.03	30.9.02	2Q03	3Q02	30.9.03	30.9.02

Operating income
Interest income	10,144	10,644	10,409	(5)	(3)	30,420	31,266
Interest expense	(6,787)	(7,618)	(7,683)	(11)	(12)	(21,128)	(23,417)

Net interest income	3,357	3,026	2,726	11	23	9,292	7,849
Credit loss (expense) / recovery	26	24	(95)	8		(54)	(217)

Net interest income after credit loss expense	3,383	3,050	2,631	11	29	9,238	7,632

Net fee and commission income	4,386	4,313	4,299	2	2	12,525	13,985
Net trading income	642	1,333	1,027	(52)	(37)	3,236	4,906
Other income	79	415	43	(81)	84	375	74

Total operating income	8,490	9,111	8,000	(7)	6	25,374	26,597

Operating expenses
Personnel expenses	4,372	4,619	4,411	(5)	(1)	13,193	14,503
General and administrative expenses	1,422	1,600	1,720	(11)	(17)	4,419	5,232
Depreciation of property and equipment	321	331	352	(3)	(9)	988	1,123
Amortization of goodwill and other intangible assets	238	238	305	0	(22)	718	943

Total operating expenses	6,353	6,788	6,788	(6)	(6)	19,318	21,801

Operating profit before tax and minority interests	2,137	2,323	1,212	(8)	76	6,056	4,796

Tax expense	383	592	202	(35)	90	1,285	887

Net profit before minority interests	1,754	1,731	1,010	1	74	4,771	3,909

Minority interests	(81)	(92)	(68)	(12)	19	(245)	(273)

Net profit	1,673	1,639	942	2	78	4,526	3,636

Basic earnings per share (CHF)	1.52	1.44	0.79	6	92	4.00	2.98
Diluted earnings per share (CHF)	1.47	1.42	0.76	4	93	3.93	2.84

Reporting by Business Group

	Wealth Management		Global Asset				Wealth
CHF million	& Business Banking		Management		Investment Bank		Management USA		Corporate Center			UBS
For the quarter ended	30.9.03	30.9.02	30.9.03	30.9.02	30.9.03	30.9.02	30.9.03	30.9.02	30.9.03	30.9.02	30.9.03	30.9.02

Income	3,042	3,039	471	359	3,428	2,865	1,284	1,315	239	517	8,464	8,095
Credit loss (expense) / recovery [1]	(26)	(74)	0	0	(12)	(22)	(2)	(6)	66	7	26	(95)

Total operating income	3,016	2,965	471	359	3,416	2,843	1,282	1,309	305	524	8,490	8,000

Personnel expenses	1,145	1,167	221	168	1,866	1,821	970	1,010	170	245	4,372	4,411
General and administrative expenses	529	598	116	106	508	534	229	278	40	204	1,422	1,720
Depreciation	80	101	6	6	81	89	42	36	112	120	321	352
Amortization of goodwill and other intangible assets	20	21	41	46	70	100	84	109	23	29	238	305

Total operating expenses	1,774	1,887	384	326	2,525	2,544	1,325	1,433	345	598	6,353	6,788

Business Group performance before tax and excluding significant financial events	1,242	1,078	87	33	891	299	(43)	(124)	(40)	(74)	2,137	1,212
Significant financial events	0	0	0	0	0	0	0	0	0	0	0	0
Tax expense											383	202

Net profit before minority interests											1,754	1,010
Minority interests											(81)	(68)

Net profit											1,673	942

Footnotes: 1 In management accounts, statistically derived actuarial expected loss adjusted by deferred releases rather than the net IFRS actual credit loss is reported for each Business Group. The breakdown by Business Group of the net credit loss expense for financial reporting purposes of CHF 26 million recovery for the quarter ended 30 September 2003 (CHF 95 million expense for the quarter ended 30 September 2002) is as follows: Wealth Management & Business Banking CHF 29 million recovery (CHF 57 million expense), Investment Bank CHF 5 million expense (CHF 30 million expense), Wealth Management USA CHF 0 million expense (CHF 10 million expense) and Corporate Center CHF 2 million recovery (CHF 2 million recovery).

Cautionary statement regarding forward-looking statements

This communication contains statements that constitute “forward-looking statements”, including, but not limited to, statements relating to the implementation of strategic initiatives, such as the implementation of the European wealth management strategy, expansion of our corporate finance presence in the US and worldwide, and other statements relating to our future business development and economic performance. While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, (1) general market, macro-economic, governmental and regulatory trends, (2) movements in local and international securities markets, currency exchange rates and interest rates, (3) competitive pressures, (4) technological developments, (5) changes in the financial position or credit-worthiness of our customers, obligors and counterparties and developments in the markets in which they operate, (6) legislative developments, (7) management changes and changes to our business group structure in 2001, 2002 and 2003 and (8) other key factors that we have indicated could adversely affect our business and financial performance which are contained in other parts of this document and in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth elsewhere in this document and in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2002. UBS is not under any obligation to (and expressly disclaims any such obligations to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

UBS AG
Investor Relations Tel. 212-713-3641

www.ubs.com
November 11, 2003

Third Quarter 2003
U.S. Shareholders’ Release

UBS reports third quarter net profit of $1,267 million1

With third quarter 2003 net profit of CHF 1,673 million ($1,267 million), UBS reports its most profitable quarter in three years. Excluding goodwill amortization, net profit was CHF 1,911 million ($1,448 million), up 53% from a year earlier and 2% higher than second quarter. Net new money of CHF 20 billion ($15 billion) demonstrates substantial competitive gains. Return on equity for the year has risen to almost 20%.

New York, November 11, 2003 — UBS reports net profit of CHF 1,673 million ($1,267 million) for third quarter 2003. Excluding goodwill amortization, net profit was CHF 1,911 million ($1,448 million), up 53% from a year earlier and 2% higher than second quarter.

“It is our most profitable quarter in three years, with performance up in all our businesses compared to last year. We captured revenue opportunities despite volatile markets, particularly in fixed income, while the strong net new money inflow again shows our substantial competitive progress,” said Peter Wuffli, Chief Executive Officer.

In third quarter, clients brought CHF 20 billion ($15 billion) in net new assets to UBS. In institutional asset management, UBS recorded an inflow of CHF 6.3 billion ($4.8 billion), the highest since 2000. The wealth management businesses posted total net inflows of CHF 15.1 billion ($11.4 billion); in the U.S., UBS reported a very strong inflow of CHF 5.7 billion ($4.3 billion), again outperforming most peers in the private client market. The European wealth management business put in another outstanding performance, reporting strong net new money of CHF 2.8 billion ($2.1 billion) and a 57% year on year rise in revenues.

Operating income was CHF 8,490 million ($6,432 million) in third quarter 2003, up 6% from the same period a year earlier, benefiting from improved fee and commission income. Corporate finance fees increased, reflecting a pick-up in corporate activity as well as a strengthening of UBS’s competitive position. Asset-based and investment fund fees rose on the recovery in equity markets. Revenues in the Fixed Income, Rates and Currencies business remained very strong, despite turbulent bond markets in the summer, highlighting the broad base of this business. Compared to third quarter 2002, private equity writedowns fell significantly.

Costs remained under tight control and were cut in almost all areas, pushing the overall pre-goodwill cost/income ratio to 72.2%, its lowest level since PaineWebber

1Note on US$ conversions:
UBS Group manages its businesses and reports its results in Swiss Francs (CHF). USD figures provided for convenience only. All figures for all periods have been translated at $1 = CHF 1.32, the spot rate on September 30, 2003. This rate is not the rate that would be used for a translation under U.S. GAAP or IFRS if USD were the reporting currency of the Group. All percentage changes are based on CHF amounts.

Investor Relations November 11, 2003 Page 2 of 12

became part of UBS in 2000. Including goodwill amortization, the cost/income ratio was 75.1%. Total operating expenses fell 6% to CHF 6,353 million ($4,813 million), with general and administrative expenses down 17%. Personal expenses fell 1%, because of lower salaries, which reflected a decrease in staff levels.

Headcount, at 66,153 on September 30, 2003, was 4% lower than at the beginning of the year. Lean structures and careful management of resources will continue to be crucial success factors in the financial services industry, and so UBS expects to further streamline processes across the firm and reduce corresponding staff levels.

Both the international and Swiss credit portfolios outperformed, with UBS realizing a net recovery of CHF 26 million ($20 million) in third quarter 2003, compared to a net credit loss expense of CHF 95 million ($72 million) a year ago. This positive development was largely due to a consistent level of recoveries and the small number of new impairments.

Employee stock options — grants in 2003 and strategy for future use

UBS recently reviewed the use of stock options in its compensation programs and concluded that the targeted use of options as an element of the overall compensation strategy gives employees an appropriate long-term incentive to pursue sustainable share price appreciation. Consequently, UBS will continue to make use of options, but will grant them more selectively than before. From 2004 onwards, options will be used solely to match voluntary investments in UBS shares or as targeted discretionary incentives to top performers who make key contributions to the firm’s success. As a result of these changes, the number and value of employee stock options awarded are likely to decrease from current levels for grants made in 2004 and thereafter.

As part of its quarterly results discussion from now on, UBS will disclose the pro-forma expense for option awards, net of tax, which would have been incurred if recorded at fair value. In the first nine months of 2003, this expense was CHF 426 million ($323 million), down from CHF 658 million ($498 million) for the same period a year ago, with the drop mainly attributable to lower prices for the UBS share at grant. Most employee stock options are awarded in the first half of the year, and significant grants are not expected for the remainder of this year. The final value of options awarded in 2003 will be disclosed in UBS’s fourth quarter 2003 report.

Outlook

Throughout the year, market conditions have fluctuated, with trading opportunities shifting from one area to another. UBS has proven to be well positioned to capture those opportunities at the right times. Its diversified revenue mix – with a stable core of wealth and asset management income – helped contain market-driven volatility. Underlying these fluctuations, however, global economies and market conditions have been gradually improving.
“The stronger and more certain the recovery proves, the more positive the effect on our revenues. Our successful track record in delivering consistently excellent results across different market challenges and environments gives us confidence that UBS will continue to offer first-class shareholder returns,” Peter Wuffli said.

Investor Relations November 11, 2003 Page 3 of 12

       UBS Americas Highlights

        Wealth Management USA

•
On September 15, 2003, UBS Bank USA began operations, allowing it to offer clients Federal Deposit Insurance Corporation (FDIC) insured deposit accounts and enhanced collateralized lending capabilities. This represents a significant step in strengthening Wealth Management USA’s capabilities to provide total balance sheet advisory services to core affluent and high net worth clients. At September 30, 2003, the bank had $5.1 billion in assets.

•	In the third quarter, net new money totaled $7.3 billion, including dividends and interest of $3.0 billion, which compares very favorably to the performance reported by U.S. competitors.

•
Invested assets were $474 billion at quarter-end. In U.S. dollar terms, invested assets increased 3% versus last quarter, and were 18% higher than a year ago. This reflects positive inflows of net new money and the effects of market appreciation on invested assets.

•
Recurring fees were $388 million in third quarter 2003, which in U.S. dollar terms is the highest level since PaineWebber became part of UBS. Excluding the effects of currency, recurring fees increased 11% versus last quarter from rising fees on managed accounts reflecting increased asset levels in these products and mutual fund products. During the quarter, clients invested more than $2.6 billion in managed account products.

•
The cost/income ratio was 103% in third quarter 2003. Before acquisition costs, the cost/income ratio was 87%, which is a one-percentage point improvement from the same period last year. This result reflects recovering revenues and the benefits of cost management initiatives.

•
In the third quarter, the Municipal Securities Group ranked number two in lead managed negotiated underwriting volume with a market share of 11.9%, which is up from 11.7% for the same period last year. In addition, the group was the top underwriter in the Education, Housing and Transportation sectors.

•
According to a recent industry survey, Wealth Management USA’s share of the U.S. private client market was 15.2% in the quarter, up from 14.8% in the third quarter of 2002. The business group ranked number two in financial advisor productivity exceeding the industry average by 13%.

Investor Relations November 11, 2003 Page 4 of 12

       Investment Bank

•
In September, UBS announced the acquisition of ABN AMRO’s U.S. prime brokerage operations. The acquired business operates in several major U.S. locations and services over 300 small hedge fund clients. The client base, mainly focused on smaller U.S. hedge funds, provides an excellent complement to the Investment Bank’s existing Hedge Funds Services business, which is of similar scale but focused on larger hedge funds.

•	The Investment Bank’s share of the U.S. corporate fee pool remained unchanged at 4.3% at the end of both the second and third quarters, although its ranking improved to eighth from ninth.

•	In the third quarter, global merger and acquisition activity picked up from the very low levels of the last two quarters. The Investment Bank advised on the following notable transactions in the U.S.:

–	Financial advisor to Comcast, the largest cable television operator in the U.S., on the $7.9 billion sale of its 57% stake in QVC Inc. to Liberty Media Corporation.

–
Joint advisor to Caremark Rx, a leading U.S. pharmaceutical company, on its $5.8 billion acquisition of AdvancePCS, the nation’s largest provider of health improvement services. The transaction aims to create one of the top U.S. healthcare services companies with a pro forma market valuation of $13 billion and represents one of the largest deals in the sector this year.

•
In terms of NYSE trading volumes, the Investment Bank maintained its third position with an 8.8% market share in third quarter, up from 8.7% last quarter. At NASDAQ, the business group maintained its number seven ranking.

•	UBS’s Fixed Income, Rates and Currencies business achieved a top five ranking in the 2003 Institutional Investor All-America poll, recognizing it as one of the U.S.’s leading research houses.

       Global Asset Management

•
Global Asset Management continues to strengthen its presence in the managed accounts industry. At quarter-end, the business group had surpassed $3 billion in invested assets for separately managed accounts, doubling the invested asset total of a year ago.

•
Private Wealth Solutions (PWS), the firm’s proprietary program, continues to see strong interest from high net worth investors as evidenced by the more than 1,000 accounts opened during the quarter. PWS now has over $1.7 billion in invested assets, an increase of 288% from a year ago. Nearly $1 billion of the program’s assets are in its family of Multi-Asset Portfolios.

Investor Relations November 11, 2003 Page 5 of 12

UBS Financial Highlights

		Quarter ended			% change from		Year to date

CHF million, except where indicated		30.9.03	30.6.03	30.9.02	2Q03	3Q02	30.9.03	30.9.02

Income statement key figures Operating income		8,490	9,111	8,000	(7)	6	25,374	26,597
Operating expenses		6,353	6,788	6,788	(6)	(6)	19,318	21,801
Operating profit before tax		2,137	2,323	1,212	(8)	76	6,056	4,796
Net profit		1,673	1,639	942	2	78	4,526	3,636
Cost/income ratio (%)	[1]	75.1	74.7	83.9			76.0	81.3

Per share data (CHF) Basic earnings per share	[2]	1.52	1.44	0.79	6	92	4.00	2.98
Diluted earnings per share	[2]	1.47	1.42	0.76	4	93	3.93	2.84

Return on shareholders’ equity (%)	[3]						16.9	11.8

					% change from
CHF million, except where indicated
As at		30.9.03	30.6.03	31.12.02	30.6.03	31.12.02

Balance sheet key figures Total assets		1,328,140	1,365,491	1,181,118	(3)	12
Shareholders’ equity		35,704	36,692	38,991	(3)	(8)

Market capitalization		84,440	88,219	79,448	(4)	6

BIS capital ratios Tier 1 (%)	[4]	11.5	12.0	11.3
Total BIS (%)		13.3	14.0	13.8
Risk-weighted assets		241,533	243,032	238,790	(1)	1

Invested assets (CHF billion)		2,182	2,168	2,037	1	7

Headcount (full-time equivalents) Switzerland		26,901	27,209	27,972	(1)	(4)
Europe (excluding Switzerland)		9,922	10,063	10,009	(1)	(1)
Americas		25,506	25,914	27,350	(2)	(7)
Asia/Pacific		3,824	3,787	3,730	1	3
Total		66,153	66,973	69,061	(1)	(4)

Long-term ratings Fitch, London		AA+	AAA	AAA
Moody’s, New York		Aa2	Aa2	Aa2
Standard & Poor’s, New York		AA+	AA+	AA+

Earnings adjusted for significant financial events and pre-goodwill [5,6]
		Quarter ended			% change from		Year to date

CHF million, except where indicated		30.9.03	30.6.03	30.9.02	2Q03	3Q02	30.9.03	30.9.02

Operating income		8,490	8,950	8,000	(5)	6	25,213	26,442
Operating expenses		6,115	6,550	6,483	(7)	(6)	18,600	20,858
Operating profit before tax		2,375	2,400	1,517	(1)	57	6,613	5,584
Net profit		1,911	1,875	1,247	2	53	5,242	4,454

Cost/income ratio (%)	[7]	72.2	73.4	80.1			73.6	78.2
Basic earnings per share (CHF)	[8]	1.73	1.65	1.04	5	66	4.64	3.65
Diluted earnings per share (CHF)	[9]	1.68	1.62	1.01	4	66	4.55	3.50

Return on shareholders’ equity (%)	[10]						19.5	14.6

1 Operating expenses/operating income less credit loss expense or recovery. 2 Details of the EPS calculation can be found in the Third Quarter 2003 Report. 3 Year to date annualized net profit/average shareholders’ equity less dividends. 4 Includes hybrid Tier 1 capital, please refer to the BIS capital and ratios table in the Third Quarter 2003 Report. 5 Excludes the amortization of goodwill and other intangible assets. 6 Details of significant financial events can be found in the Third Quarter 2003 Report. 7 Operating expenses less the amortization of goodwill and other intangible assets and significant financial events/operating income less credit loss expense or recovery and significant financial events. 8 Net profit less the amortization of goodwill and other intangible assets and significant financial events (after tax)/weighted average shares outstanding. 9 Net profit for diluted EPS less the amortization of goodwill and other intangible assets and significant financial events (after tax)/weighted average shares outstanding for diluted EPS. 10 Year to date annualized net profit less the amortization of goodwill and other intangible assets and significant financial events (after tax)/average shareholders’ equity less dividends.

Throughout this document, 2002 segment results have been restated to reflect the transfer of the Private Banks & GAM to Corporate Center.

All financial information included in this document is unaudited, except for balance sheet information as at December 31, 2002, which is audited.

Investor Relations November 11, 2003 Page 6 of 12

UBS Financial Highlights
US$ - convenience translation		Quarter ended	Year to date

USD million, except where indicated		30.9.03	30.9.03

Income statement key figures Operating income		6,432	19,223
Operating expenses		4,813	14,635
Operating profit before tax		1,619	4,588
Net profit		1,267	3,429
Cost/income ratio (%)	[1]	75.1	76.0

Per share data (USD) Basic earnings per share	[2]	1.15	3.03
Diluted earnings per share	[2]	1.11	2.98

Return on shareholders’ equity (%)	[3]		16.9

USD million, except where indicated
As at		30.9.03

Balance sheet key figures Total assets		1,006,167
Shareholders’ equity		27,048

Market capitalization		63,970

USD billion Tier 1 (%)	[4]	11.5
Total BIS (%)		13.3
Risk-weighted assets		182,980

Invested assets (USD billion)		1,653

Headcount (full-time equivalents) Switzerland		26,901
Europe (excluding Switzerland)		9,922
Americas		25,506
Asia/Pacific		3,824
Total		66,153

Long-term ratings Fitch, London		AA+
Moody’s, New York		Aa2
Standard & Poor’s, New York		AA+

Earnings adjusted for significant financial events and pre-goodwill [5,6]		Quarter ended	Year to date

USD million, except where indicated		30.9.03	30.9.03

Operating income		6,432	19,101
Operating expenses		4,633	14,091
Operating profit before tax		1,799	5,010
Net profit		1,448	3,971

Cost/income ratio (%)	[7]	72.2	73.6
Basic earnings per share (USD)	[8]	1.31	3.52
Diluted earnings per share (USD)	[9]	1.27	3.45

Return on shareholders’ equity (%)	[10]		19.5

1 Operating expenses/operating income less credit loss expense or recovery. 2 For the EPS calculation, see Note 8 to the Financial Statements. 3 Year to date annualized net profit/average shareholders’ equity less dividends. 4 Includes hybrid Tier 1 capital, please refer to the BIS capital and ratios table in the UBS Results section. 5 Excludes the amortization of goodwill and other intangible assets. 6 Details of significant financial events can be found in the UBS Results section on page 7. 7 Operating expenses less the amortization of goodwill and other intangible assets and significant financial events/operating income less credit loss expense or recovery and significant financial events. 8 Net profit less the amortization of goodwill and other intangible assets and significant financial events (after tax)/weighted average shares outstanding. 9 Net profit for diluted EPS less the amortization of goodwill and other intangible assets and significant financial events (after tax)/weighted average shares outstanding for diluted EPS. 10 Year to date annualized net profit less the amortization of goodwill and other intangible assets and significant financial events (after tax)/average shareholders’ equity less dividends.

Throughout this report, 2002 segment results have been restated to reflect the transfer of the Private Banks & GAM to Corporate Center.

All financial information included in this report is unaudited, except for balance sheet information as at December 31, 2002, which is audited.

Investor Relations November 11, 2003 Page 7 of 12

Financial ratios as reported

Annualized return on equity for the first nine months of 2003 was 16.9%, compared to 11.8% a year earlier. Basic earnings per share were CHF 1.52 ($1.15) in third quarter, against CHF 0.79 ($0.60) in the same quarter a year earlier. The cost/income ratio was 75.1% in third quarter, against 83.9% in the same quarter a year earlier.

Performance against UBS financial targets
(pre-goodwill and adjusted for significant financial results)

UBS sets its financial targets and evaluates performance in terms of adjusted results, excluding significant financial events2 and excluding the amortization of goodwill and other intangible assets.

On that basis, UBS’s performance against financial targets shows:

•
Annualized return on equity for the first nine months was 19.5% – its highest level since 2000, up from 14.6% in the same period a year ago and close to the top of UBS’s target range of 15-20%. The increase reflects improving net profit combined with a lower average level of equity due to continued buyback programs

•
Basic earnings per share – at their third highest level ever – increased by 66% to CHF 1.73 ($1.31) in third quarter 2003 from CHF 1.04 ($0.79) a year ago, driven by the same factors as return on equity

•
The cost/income ratio was 72.2% in third quarter 2003, an improvement from 80.1% reported a year earlier. This drop pushes the ratio down to its lowest level since the merger with PaineWebber, with improvements seen in all Business Groups compared to a year ago.

Year to date, annualized		30.9.03	30.6.03	30.9.02

RoE (%)
as reported	[1]	16.9	15.7	11.8
before goodwill and adjusted for significant financial events	[2]	19.5	18.3	14.6

For the quarter ended		30.9.03	30.6.03	30.9.02

Basic EPS (CHF)
as reported	[3]	1.52	1.44	0.79
before goodwill and adjusted for significant financial events	[4]	1.73	1.65	1.04

Cost/income ratio (%)
as reported	[5]	75.1	74.7	83.9
before goodwill and adjusted for significant financial events	[6]	72.2	73.4	80.1

Net new money, wealth management units (CHF billion)	[7]
Wealth Management		9.4	6.5	9.3
Wealth Management USA		5.7	3.9	3.4

Total		15.1	10.4	12.7

1 Year to date annualized net profit/average shareholders’ equity less dividends.    2 Year to date annualized net profit less the amortization of goodwill and other intangible assets and significant financial events (after tax)/average shareholders’ equity less dividends.    3 Details of the EPS calculation can be found in the Third Quarter 2003 Report.    4 Net profit less the amortization of goodwill and other intangible assets and significant financial events (after tax)/weighted average shares outstanding.    5 Operating expenses/operating income less credit loss expense or recovery.    6 Operating expenses less the amortization of goodwill and other intangible assets and significant financial events/operating income less credit loss expense or recovery and significant financial events.    7 Excludes interest and dividend income.

2 Significant financial events:
Items recorded in the financial statements and identified as significant financial events:
–	In second quarter 2003: gains of CHF 161 million ($122 million) pre-tax and CHF 2 million ($1.5 million) after tax from the sale of Wealth Management USA’s clearing business Correspondent Services Corporation (CSC), booked in Wealth Management USA as “Other income”.
–	In first quarter 2002: gains of CHF 155 million ($117 million) pre-tax and CHF 125 million ($95 million) after tax from the sale of the private bank Hyposwiss, booked in Corporate Center as “Other income”.

No significant financial events were recorded in first or third quarter 2003, or in second or third quarter 2002.
For the full details of the effect of significant financial events, see the UBS Third Quarter 2003 Report.

Investor Relations November 11, 2003 Page 8 of 12

Business Group Results

Wealth Management & Business Banking

Wealth Management’s pre-tax profit in third quarter 2003 was CHF 714 million ($541 million), up 9% from second quarter. Despite the second quarter disposal gains from the sale of a participation in Deutsche Börse, operating income increased on rising fee-based revenues as a result of a higher average asset base and recovering client activity levels. The cost/income ratio improved to 59% this quarter from 62% in second quarter. Before goodwill, the ratio stood at 58% and 61% respectively, reflecting stringent cost control measures. Net new money was CHF 9.4 billion ($7.1 billion), up from CHF 6.5 billion ($4.9 billion) in the previous quarter. It was the highest quarterly inflow ever recorded, with investments mainly from international clients. The European wealth management business reported excellent inflows of CHF 2.8 billion ($2.1 billion), bolstered by strong performances in the UK and Germany. For the first nine months of 2003, net new money inflows in this business totaled CHF 9.1 billion ($6.9 billion), corresponding to an annualized growth rate of 43%.

Business Banking Switzerland achieved another good result in third quarter. Pre-tax profit was CHF 528 million ($400 million), 9% below the second quarter figure. Ignoring last quarter’s divestment gains of around CHF 80 million ($61 million), underlying profit would have risen from second quarter. Operating income benefited from higher fee income and lower credit loss expense. Operating expenses decreased 2%, reflecting falls in depreciation and personnel expenses.

In Switzerland, UBS’s total headcount for all Business Groups on September 30, 2003 was 26,901, down 4% from the beginning of the year. The saturation in Switzerland’s market for financial services will continue to present a challenge that will demand the most efficient structures and processes. As productivity gains in domestic banking are primarily achievable by progressively automating processes in support areas, headcount is expected to keep declining at the same rate for the remainder of the year and into 2004.

Global Asset Management

Pre-tax profit for third quarter at Global Asset Management was CHF 87 million ($66 million), a decrease of 2% from second quarter. Revenues rose on positive market developments and higher performance fees, but they were offset by increased general and administrative as well as personnel expenses, reflecting higher incentive-based compensation.

In the Institutional business, net new money was CHF 6.3 billion ($4.8 billion), up from CHF 1.1 billion ($0.8 billion) in second quarter with the gain reflecting inflows into alternative investments, equities and asset allocation mandates. In its Wholesale Intermediary fund business, Global Asset Management recorded a net outflow of CHF 1.4 billion ($1.1 billion), compared to inflows of CHF 1.3 billion ($1.0 billion) in the previous quarter. This was entirely attributable to outflows in money market funds as performance in the core business remained resilient with strong inflows in fixed income mandates.

Investment Bank

Investor Relations November 11, 2003 Page 9 of 12

The Investment Banking & Securities business unit recorded a pre-tax profit of CHF 965 million ($731 million), up 35% from a year earlier but 9% lower than the exceptionally strong second quarter. Income was CHF 3,486 million ($2,641 million), up 7% from the same quarter last year but down 10% from second quarter 2003. In investment banking, advisory revenues improved significantly from third quarter 2002. Equity finance and clearing revenues increased, and are expected to be further strengthened by the acquisition of ABN AMRO’s prime brokerage business, which will take effect in fourth quarter. Client commissions in the Equities business remained robust and were up on third quarter 2002. The Fixed Income, Rates and Currencies business delivered strong results despite market turbulence, with revenues up 30% on a year earlier. This strong result was achieved despite negative revenues of CHF 192 million ($145 million) related to credit default swaps hedging credit exposures in the loan book, compared to a gain of CHF 321 million ($243 million) a year earlier.

Operating expenses in third quarter 2003 were CHF 2,509 million ($1,901 million), largely unchanged from a year earlier. Personnel expenses rose 3% as a result of higher incentive-based compensation, although that was partially offset by lower salaries. The cost/income ratio was 72% in third quarter 2003. Excluding goodwill amortization, it was 70%, down from 74% in the same period a year earlier. Headcount fell 4% from the start of the year, reflecting reductions in investment banking and logistics.

Private Equity recorded a pre-tax loss of CHF 74 million ($56 million) in third quarter 2003 – a marked improvement from the CHF 418 million ($317 million) loss a year earlier, reflecting significantly lower levels of writedowns. Improving valuations led to an increase in unrealized gains.

Wealth Management USA

Investors in the U.S. were generally optimistic about economic and financial markets in third quarter, although latent concerns about inflation moderated their outlook.

Including acquisition costs (goodwill amortization, net goodwill funding and retention payments), Wealth Management USA’s pre-tax loss was CHF 43 million ($33 million). Excluding acquisition costs and the gain realized in second quarter from the disposal of the CSC clearing business3, pre-tax profit decreased 12% to CHF 170 million ($129 million) from CHF 193 million ($146 million) in second quarter.

Since Wealth Management USA’s transactions are primarily denominated in U.S. dollars, the movements of the U.S. dollar against the Swiss franc affect comparisons of its results to prior periods. In U.S. dollar terms, performance before acquisition costs and excluding last quarter’s disposal gain was 13% lower than the record U.S. dollar performance achieved in second quarter, which reflects an industry-wide decline in municipal securities activity. In the private clients business, performance remained strong, with recurring fees in U.S. dollar terms at their highest level since PaineWebber became part of UBS. The cost/income ratio was 103% in third quarter. Excluding acquisition costs and the gain from the sale of CSC in second quarter, the ratio increased to 87% in third quarter from 86% in second quarter. The inflow of net new money in third quarter was a strong CHF 5.7 billion ($4.3 billion), significantly higher than the CHF 3.9 billion ($3.0 billion) reported in second quarter.

3 Sale of Correspondent Services Corporation (CSC): In second quarter 2003 UBS recorded gains of CHF 161 million ($122 million) pre-tax and CHF 2 million ($1.5 million) after tax from the sale of Wealth Management USA’s CSC clearing business. This gain was identified as a significant financial event, booked in Wealth Management USA as “Other income”.

Investor Relations November 11, 2003 Page 10 of 12

Further information on UBS’s quarterly results is available at
http://www.ubs.com/e/investors.html
–	3Q2003 Report (pdf and interactive version)
–	3Q2003 Results slide presentation
–	Letter to shareholders (English, German, French and Italian)

Webcast: A webcast playback of the results presentation by Peter Wuffli, Chief Executive Officer, UBS, is available at http://www.ubs.com/e/investors.html

UBS

Contact: Investor Relations, tel. 212-713-3641

http://www.ubs.com/e/investors.html

Cautionary statement regarding forward-looking statements

This communication contains statements that constitute “forward-looking statements”, including, but not limited to, statements relating to the implementation of strategic initiatives, such as the implementation of the European wealth management strategy, expansion of our corporate finance presence in the U.S. and worldwide, and other statements relating to our future business development and economic performance.

While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations.

These factors include, but are not limited to, (1) general market, macro-economic, governmental and regulatory trends, (2) movements in local and international securities markets, currency exchange rates and interest rates, (3) competitive pressures, (4) technological developments, (5) changes in the financial position or credit-worthiness of our customers, obligors and counterparties and developments in the markets in which they operate, (6) legislative developments, (7) management changes and changes to our business group structure in 2001, 2002 and 2003 and (8) other key factors that we have indicated could adversely affect our business and financial performance which are contained in other parts of this document and in our past and future filings and reports, including those filed with the SEC.

More detailed information about those factors is set forth elsewhere in this document and in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended December 31, 2002. UBS is not under any obligation to (and expressly disclaims any such obligations to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

Investor Relations November 11, 2003 Page 11 of 12

Invested Assets
	Quarter ended			% change from

CHF billion	30.9.03	30.6.03	30.9.02	30.6.03	30.9.02

UBS	2182	2168	2070	1	5

Wealth Management & Business Banking
Wealth Management	693	691	655	0	6
Business Banking Switzerland	208	209	202	0	3

Global Asset Management
Institutional	305	297	273	3	12
Wholesale Intermediary	267	270	270	(1)	(1)

Investment Bank	3	3	3	0	0

Wealth Management USA	626	622	597	1	5

Corporate Center
Private Banks & GAM	80	76	70	5	14

Net New Money [1]
	Quarter ended			Year to date

CHF billion	30.9.03	30.6.03	30.9.02	30.9.03	30.9.02

UBS	20.2	14.4	15.2	51.7	27.9

Wealth Management & Business Banking
Wealth Management	9.4	6.5	9.3	23.3	14.9
Business Banking Switzerland	(2.4)	0.3	4.3	(4.0)	6.4

Global Asset Management
Institutional	6.3	1.1	(3.6)	11.3	(3.8)
Wholesale Intermediary	(1.4)	1.3	0.8	3.3	(5.5)

Investment Bank	0.2	0.1	0.1	0.3	0.4

Wealth Management USA	5.7	3.9	3.4	13.3	12.2

Corporate Center
Private Banks & GAM	2.4	1.2	0.9	4.2	3.3

1 Excludes interest and dividend income

Investor Relations November 11, 2003 Page 12 of 12

Invested Assets
US$ figures – convenience translation
Quarter ended

USD billion	30.9.03

UBS	1,653

Wealth Management & Business Banking
Wealth Management	525
Business Banking Switzerland	158

Global Asset Management
Institutional	231
Wholesale Intermediary	202

Investment Bank	2

Wealth Management USA	474

Corporate Center
Private Banks & GAM	61

Net New Money [1]
US$ figures – convenience translation
	Quarter ended	Year to date

USD billion	30.9.03	30.9.03

UBS	15.3	39.2

Wealth Management & Business Banking
Wealth Management	7.1	17.7
Business Banking Switzerland	(1.8)	(3.0)

Global Asset Management
Institutional	4.8	8.6
Wholesale Intermediary	(1.1)	2.5

Investment Bank	0.2	0.2

Wealth Management USA	4.3	10.1

Corporate Center
Private Banks & GAM	1.8	3.2

1 Excludes interest and dividend income

INCORPORATION BY REFERENCE

This Form 6-K is hereby incorporated by reference into each prospectus currently outstanding under the registration statements of UBS AG on Form F-1 (Registration Numbers 333-52832; 333-52832-01 to –03; 333-46216; 333-46216-01 and –02; and 333-46930), Form F-3 (Registration Numbers 333-64844; 333-62448; 333-62448-01 to –04) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; and 333-103956), and the registration statement of Corporate Asset Backed Corporation on Form S-3 (Registration Number 333-61522), and into any outstanding offering circular that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Robert Dinerstein Name: Robert Dinerstein Title Managing Director

By:	/s/ Robert Mills Name: Robert Mills Title: Managing Director

Date: December 1, 2003